Exhibit 99.1

NEWS RELEASE
Fourth Quarter and Year End 2013 Results Conference Call

Vancouver, March 7, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its fourth quarter and year end 2013 results before the North American markets open on Friday, March 14, 2014.

B2Gold executives will host a conference call to discuss the results on Friday, March 14, 2014 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 800-446-4472 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=172330. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (pass code: 5769889).

B2Gold Corp. is a Vancouver based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a strong portfolio of development and exploration assets in Namibia, Nicaragua, Colombia and Burkina Faso.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371